FOR IMMEDIATE RELEASE	INVESTOR CONTACT: Sonia Ross (403) 295-4532

Commencement of cash tender offer for all the issued and outstanding shares of NovAtel Inc. and closing of private placement transaction

(Calgary, Alberta, Canada, October 19, 2007)—On October 19, 2007, Hexagon Canada Acquisition Inc., a wholly-owned subsidiary of Hexagon AB (STO: HEXA B), commenced a tender offer to acquire all the issued and outstanding common shares of NovAtel Inc (NASDAQ: NGPS), at a price per share of US $50.00 in cash, pursuant to a previously announced definitive agreement dated October 8, 2007. The Board of Directors of NovAtel have unanimously recommended that the holders of NovAtel shares accept the offer, and NovAtel’s senior officers and directors have expressed their intent to tender their shares.

The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including, without limitation, that at least 66-2/3 per cent of the shares calculated on a fully diluted basis (excluding any shares owned by Hexagon and its affiliates) have been tendered and the required regulatory approvals have been obtained.

The tender offer and any withdrawal rights to which NovAtel’s shareholders may be entitled will expire at 5:00 p.m. EST on November 27, 2007, unless the offer is extended.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Hexagon with the United States Securities and Exchange Commission (SEC) on October 19, 2007. NovAtel filed a Directors’ Circular on Schedule 14D-9 with the SEC on October 19, 2007 relating to the tender offer. Copies of the Offer to Purchase, Directors’ Circular on Schedule 14D-9, Letter of Transmittal and other related materials are available free of charge from Morrow & Co., LLC, the Information Agent for the tender offer, toll-free at 1-800-607-0088, or Morgan Stanley & Co. Incorporated, the Dealer Manager for the tender offer, toll-free at 1-877-219-1920. Mellon Investor Services, LLC is acting as the Depositary for the tender offer.

In addition, on October 17, 2007, Hexagon completed a private placement transaction pursuant to the previously announced definitive agreement dated October 8, 2007. Under the terms of the agreement, Hexagon acquired NovAtel shares and a debenture convertible into NovAtel shares at a purchase price of US $50 per share. Excluding the shares to be acquired in the tender offer and after giving effect to the shares issued and issuable to Hexagon in the private placement transaction, Hexagon will own 16.6 per cent of the issued and outstanding shares.

About Hexagon

Hexagon AB is a global technology group with strong market positions within measurement technologies and polymers. Hexagon’s vision is to be number one or number two in each strategic business area. The group has about 9,400 employees in 30 countries and net sales of about SEK 14,000 million. For more information, visit www.hexagon.se.

NovAtel Inc. 1120-68th Avenue NE Calgary, Alberta T2E 8S5

About NovAtel

NovAtel Inc. (NASDAQ:NGPS) is a leading provider of precision Global Navigation Satellite System (GNSS) components and subsystems that afford its customers rapid integration of precise positioning technology. The Company’s mission is to provide exceptional return on investment and outstanding service to our customers. An ISO 9001 certified company, NovAtel is focused on developing quality OEM products including receivers, antennas, enclosures and firmware that are integrated into high precision positioning applications worldwide. These applications include surveying, Geographical Information System (GIS) mapping, precision agriculture machine guidance, port automation, mining, marine and defence industries. NovAtel’s reference receivers are also at the core of national aviation ground networks in the USA, Japan, Europe, China and India. The Company is committed to providing its customers with advanced positioning technology through significant R&D investment focusing on the modernized Global Positioning System (GPS), the revitalized Russian GLONASS and the emerging European Galileo satellite systems, as well as the integration of additional complementary technologies such as Inertial Measurement Units (IMUs). For more information, visit www.novatel.com.

This press release contains forward-looking statements that involve risks and uncertainties concerning Hexagon’s proposed acquisition of NovAtel, as well as Hexagon’s strategic and operational plans. These forward-looking statements are not based on historical facts but rather on management’s current expectations. Wherever possible, words such as “anticipate”, “believe”, “expect”, “may”, “could”, “potential”, “intend”, “estimate”, “should”, “plan”, “predict”, “forecast” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. Forward-looking statements made about the business, strategic and operational plans or financial performance of Hexagon are made solely by Hexagon, and NovAtel undertakes no responsibility or liability for such statements. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. Potential risks and uncertainties regarding the acquisition include, among others, the success of the tender offer, the required receipt of necessary regulatory approvals, including from the SEC and under applicable antitrust laws, other conditions to the closing of the tender offer, the possibility that the transaction will not close or that the closing may be delayed, and the effect of the announcement of the merger on NovAtel’s customer relationships, operating results and business generally, including the ability to retain key employees. Other potential risks and uncertainties include, among others, the reaction of customers of NovAtel to the transaction; and general economic conditions. For more information and additional risk factors regarding NovAtel generally, see the factors described in the Company’s Form 20-F for the year ended December 31, 2006 and other SEC filings, many of which are beyond the control of NovAtel. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

NovAtel Inc. 1120-68th Avenue NE Calgary, Alberta T2E 8S5